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Amendment to General Statement of Beneficial Ownership Schedule 13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SUNHAWK.COM CORPORATION (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
867378 104 (CUSIP Number)

 Marlin J. Eller or Mary E. McConney, Ph.D.
223 Taylor Ave N., Suite 200
Seattle WA 98109-5017
206-728-6063
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 6, 2000 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

(Continued on following page(s))

Page 1 of 3 Pages

CUSIP No. 867378 104	13D	Page 2 of 3 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
Eller and McConney Family 1995 Living Trust
(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

State of Washington, United States of America
(6)	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power.
1,041,964 shares

		(8)	Shared Voting Power
0 shares

		(9)	Sole Dispositive Power
0 shares

		(10)	Shared Dispositive Power
0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,041,964

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

(13)	Percent of Class Represented by Amount in Row (11)
27.8%

(14)	Type of Reporting Person
OO

Page 3 of 3 Pages

Statement on Schedule 13G

    Marlin J. Eller and Mary E. McConney hereby amend and supplement their Statement on Schedule 13D as originally filed on February 15, 2000 (the "Original Statement"), with respect to common stock, no par value (the "Common Stock") of Sunhawk.com Corporation, a Washington corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 5. Interest in Securities of the Issuer

    Item 5 of the Original Statement is hereby amended and supplemented as follows:

  (a)
  As of November 30, 2000, the Eller and McConney Family 1995 Living Trust directly owns 1,041,964 shares of the issuer's common stock. The Eller and McConney Family 1995 Living Trust's holdings thus constitute 27.8% of the outstanding shares of common stock of the issuer.

  (b)
  The Eller and McConney Family 1995 Living Trust, of which, Marlin J. Eller and Mary E. McConney are the trustees, has sole voting power over the 1,041,964 common shares of the issuer.

  (c)
  On November 6, 2000, the Eller and McConney Family 1995 Living Trust gifted 2,320 shares of Sunhawk.com Corporation Common Stock for no value.

    On November 30, 2000, the Eller and McConney Family 1995 Living Trust purchased 20,000 shares of Sunhawk.com Corporation Common Stock at $10.13.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2000
Date:
/s/ Marlin J. Eller, Trustee
Signature
Marlin J. Eller, Trustee
Name/Title
December 8, 2000
Date:
/s/ Mary E. McConney, Trustee
Signature
Mary E. McConney, Trustee
Name/Title

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SIGNATURE